

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

John Wobensmith
Chief Executive Officer
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, New York 1017

> **Re: Genco Shipping & Trading Limited**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2023**
> **File No. 001-33393**

Dear John Wobensmith:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 6, 2023

Pay versus Performance, page 28

1. Please ensure that you identify each named executive officer included in the calculation of average non-PEO named executive officer compensation and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3). This information may not be provided by cross-reference to other sections of the proxy statement.

2. Please ensure that you revise your pay versus performance table to adjust the format of the heading "Value of Initial Fixed $ 100 Investment Based on:" to apply only to columns (f) and (g).

3. At the bottom of page 29 and top of page 30 you include identical graphs for disclosure that appears to be intended to reflect different relationships. Please ensure that the graphs reflect the intended information.

Please contact Alyssa Wall at 202-551-8106 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program